Exhibit 99.3

ARC ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL MEETING OF UNITHOLDERS
TO BE HELD ON MONDAY, MAY 12, 2008

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of ARC Energy Trust (the “Trust”), for use at the Annual Meeting of the holders (the “Unitholders”) of trust units (“Trust Units”) of the Trust (the “Meeting”) to be held on the 12th day of May, 2008, at 1:00 p.m. (Calgary time) in the Ballroom at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders: Trust Units and special voting units (“Special Voting Units”).  A Special Voting Unit was issued to Computershare Trust Company of Canada (the “Exchangeable Shares Trustee”) as trustee under an amended and restated voting and exchange trust agreement for the benefit of holders of exchangeable shares (“Exchangeable Shares”) issued by the Trust’s wholly-owned subsidiary, ARC Resources Ltd. (“ARC Resources”).  The Trust Units and the Special Voting Unit vote together as a single class on all matters.  Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote.  The Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date.  The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions.  The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the “Voting Direction for Holders of Exchangeable Shares” (the “Voting Direction”) that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement.  See also the discussion under “Voting by Holders of Exchangeable Shares” contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof.  Computershare Trust Company of Canada, the trustee of the Trust (the “Trustee”) has fixed the record date for the Meeting at the close of business on April 7, 2008 (the “Record Date”).  Only Unitholders of record as at that date are entitled to receive notice of the Meeting.  Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units.  No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors or officers of ARC Resources.  Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively the Beneficial Holder can call a toll-free telephone number or use internet access to vote the Trust Units held by the Beneficial Holder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units voted.

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name.  Only holders of Exchangeable Shares whose name appears on the records of ARC Resources as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of ARC Resources at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting.  In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Trust.  The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by officers and employees of ARC Resources, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon.  The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual Meeting.  At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust.  The Special Voting Unit is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares.  Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder’s Exchangeable Shares.  A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting.  The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction.  In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes.  A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Trust Indenture dated May 7, 1996 and amended and restated as of May 15, 2006, between the Trustee and ARC Resources (the “Trust Indenture”).

The Trust is authorized to issue 650,000,000 Trust Units.  As at March 18, 2008, approximately 211,387,717 Trust Units were issued and outstanding.  The Trust is also entitled to issue Special Voting Units.  As at March 18, 2008, one Special Voting Unit had been issued to the Exchangeable Shares Trustee.  The Special Voting Unit is entitled to one vote for each issued and outstanding Exchangeable Share.  As at March 18, 2008 there were 1,199,471 Exchangeable Shares issued and outstanding.  At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the Trustee and the directors of ARC Resources, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10 per cent of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is 0.4 per cent (851,910 Trust Units).  The percentage of Exchangeable Shares of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is 58 per cent (690,360 Exchangeable Shares convertible into 1,597,314 Trust Units using the effective exchange ratio in effect on March 18, 2008 of 2.31374).  Based upon this exchange ratio, directors and officers of ARC Resources as a group owned, directly or indirectly, securities of the Trust equivalent to 2,449,224 Trust Units or 1.1 per cent of the outstanding Trust Units, assuming exchange of all of the Exchangeable Shares for Trust Units of the Trust.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10 per cent of the outstanding Trust Units.  If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50 per cent of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

1.             Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee.  Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada (“Computershare”) as trustee of the Trust to hold office until the end of the next annual meeting.  Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on May 7, 1996.

2.             Election of Directors of ARC Resources

The articles of ARC Resources have recently been amended to provide for a minimum of three directors and a maximum of 12 directors from a minimum of three directors and a maximum of nine directors.  There are currently nine (9) directors and the Board of Directors of ARC Resources has determined to leave the number of directors at nine (9) members.  All of the directors have been elected for a term of one year.  Unitholders are entitled to elect all nine (9) of the members of the Board of Directors of ARC Resources by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.  Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board of Directors of ARC Resources.

The nine (9) nominees for election as directors of ARC Resources by Unitholders are as follows:

Frederic C. Coles

Walter DeBoni

John P. Dielwart

Fred J. Dyment

James C. Houck

Michael M. Kanovsky

Herbert C. Pinder, Jr.

John M. Stewart

Mac H. Van Wielingen

The following pages set out the names of proposed nominees for election as directors, together with their age, place of primary residence, principal occupation, year first elected or appointed as a director, membership on committees of the Board of Directors, attendance at Board and committee meetings during 2007, and directorships of other public entities.  The Board of Directors has determined that all of the above nominees with the exception of John P. Dielwart are independent directors as defined under National Instrument 58-101.

Also indicated for each person proposed as a director is the number of Trust Units and Exchangeable Shares owned, directly or indirectly, or over which control or direction was exercised on December 31, 2007 and, as of the same date, the number of restricted trust units (“RTUs”) held by each director under the Whole Unit Plan and value at risk as a multiple of total retainer and minimum unitholder requirements.  See the description of these plans below.  For further information on management ownership, see “Executive Compensation” below.

Mac H. Van Wielingen, HBA Age: 54 Calgary, Alberta, Canada Co-Chairman of ARC Financial Corporation Director Since: 1996 Independent

Mr Van Wielingen is Co-Chairman and a founder of ARC Financial Corp in 1989. ARC Financial is a private equity investment management company focused on the energy sector in Canada. Previously, Mr Van Wielingen was a Senior Vice-President and Director of a major national investment dealer responsible for all corporate finance activities in Alberta. Mr Van Wielingen holds an Honours Business Degree from the Richard Ivey School of Business, University of Western Ontario and has studied post-graduate economics at Harvard University.

Board/Committee Members at December 31, 2007:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board (Chair)	7 of 7			ARC Energy Trust
Member of the Audit Committee	5 of 5			Alberta Investment Management Corporation
Member of the Policy and Board Governance Committee	4 of 4	22 of 22	100%
Member of the Human Resources and Compensation Committee	6 of 6

Securities Held (as at December 31) (at a market value of $20.40 per Trust Unit  for 2007 and $22.30 per Trust Unit for 2006)):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Meets Requirements
2007	2,624	15,984	444,931	1,019,596	$20,799,758	128	10,000	Yes
2006	2,624	14,400	449,762	922,175	$20,564,492	129	10,000	Yes

Walter DeBoni, BASC, P. Eng., MBA Age: 61 Calgary, Alberta, Canada Independent Businessman Director Since: 1996 Independent

Mr. DeBoni recently retired from Husky Energy Inc. where he held the position of VP, Canada Frontier & International Business. Prior to this Mr. DeBoni was CEO of Bow Valley Energy for a number of years. In addition to his time at Husky and Bow Valley he has also held numerous top executive posts in the oil and gas industry with major corporations. Mr. DeBoni holds a B.A.Sc. Chem. Eng. from the University of British Columbia, a MBA degree with a major in Finance from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers. He is a past Chairman of the Petroleum Society of CIM and a past Director of the Society of Petroleum Engineers.

Board/Committee Members at December 31, 2007:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board (Vice-Chair)	7 of 7			ARC Energy Trust
Member of the Audit Committee	5 of 5			Niko Resources Ltd.
Member of the Policy and Board Governance Committee	4 of 4	20 of 20	100%	PetroWest Energy Services Ltd. Sterling Resources Ltd.
Member of the Health, Safety and Environment Committee	4 of 4

Securities Held (as at December 31) (at a market value of $20.40 per Trust Unit  for 2007 and $22.30 per Trust Unit for 2006)):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Meets Requirements
2007	92,300	10,042	—	102,342	$2,087,777	20	10,000	Yes
2006	97,300	8,550	—	105,850	$2,360,455	24	10,000	Yes

Frederic C. Coles, BSC., P.Eng. Age: 64 Calgary, Alberta, Canada Independent Businessman Director Since: 1996 Independent

Mr. Coles is founder and President of Menehune Resources Ltd., having previously served as the Executive Chairman of Applied Terravision Systems Inc. to March 15, 2002. In his earlier career Mr. Coles worked as a reservoir engineer for a number of oil and gas companies, prior to undertaking the role of Chairman and President of an engineering consulting firm specializing in oil and gas. Mr. Coles also sits as a Director of a number of junior oil and gas companies and is a member of the Association for Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining, Metallurgy and Petroleum.

Board/Committee Members at December 31, 2007:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	6 of 7			ARC Energy Trust
Member of the Reserves Committee (Chair)	3 of 4			Crew Energy Inc.
Member of the Human Resources and Compensation Committee	3 of 6	15 of 21	71%	Galleon Energy Inc. Masters Energy Inc.
Member of the Health, Safety and Environment Committee (Chair)	3 of 4			Progress Energy Trust TriStar Oil & Gas Ltd.

Securities Held (as at December 31) (at a market value of $20.40 per Trust Unit  for 2007 and $22.30 per Trust Unit for 2006)):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held*	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Meets Requirements
2007	55,940	7,258	—	63,198	$1,289,232	17	10,000	Yes
2006	56,440	5,950	—	62,390	$1,391,297	20	10,000	Yes

* The Total Market Value of Securities Held does not include the 50,000 Rights held by Fred Coles as at December 31, 2007 under the Trust Units Rights Plan which expire on May 7, 2008.

John P. Dielwart, B.Sc., P.Eng. Age: 55 Calgary, Alberta, Canada President and Chief Executive Officer Director Since: 1996 Non-Independent

Mr. Dielwart has been the President of ARC Resources since 1996, and since 2000 has been the President and CEO of ARC Resources and has overall management responsibility for the Trust. Prior to joining ARC Financial Corporation in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada. He began his career working for five years with a major oil and natural gas company in Calgary. Mr. Dielwart is a Past-Chairman of the board of governors for the Canadian Association of Petroleum Producers (CAPP). He holds a Bachelor of Science with Distinction (Civil Engineering) degree, University of Calgary.

Board/Committee Members at December 31, 2007:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	7 of 7	7 of 7	100%	ARC Energy Trust

Securities Held (as at December 31) (at a market value of $20.40 per Trust Unit  for 2007 and $22.30 per Trust Unit for 2006)):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held*	Value at risk as multiple of annual fees paid**	Minimum Unitholding Requirements**	Meets Requirements
2007	68,763	7,206	156,341	427,699	$8,725,054	—	—	Yes
2006	68,763	6,603	209,911	497,814	$11,101,252	—	—	Yes

* The Total Market Value of Securities Held does not include 87,980 Performance Trust Units (“PTUs”) as at December 31, 2006 and 110,504 PTUs as at December 31, 2007.
** Mr. Dielwart is not paid a retainer as a Board member. Reference is made to “Executive Compensation – Minimum Trust Unit Ownership Requirements for Named Executive Officers”.

Fred J. Dyment, CA Age: 59 Calgary, Alberta, Canada Independent Businessman Director Since: 2003 Independent

Mr. Dyment has 30 years experience in the oil and gas business and is currently an independent businessman. His past business career included positions as President and CEO for Maxx Petroleum and President and CEO of Ranger Oil Limited. Mr. Dyment received a Chartered Accountant designation from the province of Ontario in 1972. Mr. Dyment currently sits as a Director on the Boards of Tesco Corporation, Transglobe Energy Corporation, WesternZagros Resources Ltd. and ZCL Composites Inc. He has been a Director of ARC since 2003.

Board/Committee Members at December 31, 2007:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	6 of 7			ARC Energy Trust
Member of the Audit Committee (Chair)	5 of 5			Tesco Corporation
Member of the Reserves Committee	4 of 4	15 of 16	94%	Transglobe Energy Corporation
WesternZagros Resources Ltd.
ZCL Composites Inc.

Securities Held (as at December 31) (at a market value of $20.40 per Trust Unit  for 2007 and $22.30 per Trust Unit for 2006)):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Meets Requirements
2007	52,187	7,772	—	59,959	$1,223,164	15	10,000	Yes
2006	52,187	6,300	—	58,487	$1,304,260	16	10,000	Yes

James C. Houck, B.Sc., MBA Age: 59 Calgary, Alberta, Canada Independent Businessman Director Since: 2008 Independent

Mr. Houck is an independent businessman with over 35 years of energy industry experience, most recently as President & CEO and a director of Western Oil Sands Ltd. The majority of his business career was spent with ChevronTexaco Inc, where he held a number of senior management positions, including President, Texaco Development Corporation, Worldwide Power & Gasification, Inc, and Vice President and General Manager, Alternate Energy Dept.  Earlier in his career, Mr. Houck held various positions of increasing responsibility in Texaco’s conventional oil and gas operations.  Mr. Houck currently sits as a director of WesternZagros Resources Ltd. and is a past governor of the Canadian Association of Petroleum Producers.

Board/Committee Members at December 31, 2007:*	Attendances	Attendances (Total):		Current Public Board Memberships
—	—	—	—	ARC Energy Trust
—	—	—	—	WesternZagros Resources Ltd.

Securities Held (as at December 31) (at a market value of $20.40 per Trust Unit  for 2007 and $22.30 per Trust Unit for 2006)):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Meets Requirements
2007	—	—	—	—	—	—	10,000	No*
2006	—	—	—	—	—	—	—	—

*Mr. Houck joined the board on February 14, 2008 and has three years to accumulate the required holdings.

Michael M. Kanovsky, B.Sc., P.Eng., MBA, Age: 59 Victoria, British Columbia, Canada Independent Businessman Director Since: 1996 Independent

Mr. Kanovsky graduated from Queen’s University and the Ivey School of Business. Mr. Kanovsky’s business career included the position of VP of Corporate Finance with a major Canadian investment dealer followed by co-founding Northstar Energy Corporation and PowerLink Corporation (electrical cogeneration) where he served as Executive Board Chairman and Director.  Subsequently he was Chairman, Taro Industries (oilfield manufacturing), Vice Chairman, Precision Drilling (oilfield drilling) and, in 1996, founded Bonavista Energy (oil & gas producer).

Board/Committee Members at December 31, 2007:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	7 of 7			ARC Energy Trust
Member of the Audit Committee	5 of 5			Accrete Energy Inc.
Member of the Reserves Committee	3 of 4	15 of 16	94%	Bonavista Energy Trust
Devon Energy Inc.
Pure Technologies Inc.
TransAlta Inc.

Securities Held (as at December 31) (at a market value of $20.40 per Trust Unit  for 2007 and $22.30 per Trust Unit for 2006)):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Meets Requirements
2007	195,106	5,763	—	200,869	$4,097,728	71	10,000	Yes
2006	195,106	5,400	—	200,506	$4,471,284	81	10,000	Yes

Herbert C. Pinder, Jr., B.Arts, L.L.B., MBA Age: 61 Saskatoon, Saskatchewan, Canada Independent Businessman Director Since: 2006 Independent

Mr. Pinder is a non-practicing lawyer and a graduate of Harvard Business School.  He formerly managed a family business, which included Pinders Drugs, and is currently the President of the Goal Group, a private equity management firm located in Saskatoon.  He is an experienced corporate director and brings a varied business background to the Trust encompassing a variety of industries but with a focus on the energy sector.  He is currently a director of Viterra, Profound Energy Inc., a number of private energy companies, the C. D. Howe Institute and the Fraser Institute as a Trustee.

Board/Committee Members at December 31, 2007:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	7 of 7			ARC Energy Trust
Member of the Policy and Board Governance Committee	4 of 4	17 of 17	100%	Viterra Profound Energy Inc.
Member of the Human Resources and Compensation Committee	6 of 6

Securities Held (as at December 31) (at a market value of $20.40 per Trust Unit  for 2007 and $22.30 per Trust Unit for 2006)):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Meets Requirements
2007	25,131	4,663	—	29,794	$607,798	11	10,000	Yes
2006	25,131	2,100	—	27,231	$607,251	11	10,000	Yes

John M. Stewart, B.Sc., P.Eng. MBA Age: 58 Scottsdale, Arizona,U.S.A. Independent Businessman Director Since: 1998 Independent

Mr. Stewart is Vice-Chairman and a founder of ARC Financial Corporation.  Mr. Stewart has a B.Sc. in Engineering from the University of Calgary and an MBA from the University of British Columbia.  Prior to ARC Financial he was a director and Vice-President of a major investment dealer.

Board/Committee Members at December 31, 2007:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	6 of 7			ARC Energy Trust
Member of the Policy and Board Governance Committee	4 of 4			ProEx Energy Ltd.
Member of the Human Resources and Compensation Committee	6 of 6	20 of 21	95%
Member of Health, Safety and Environment Committee	4 of 4

Securities Held (as at December 31) (at a market value of $20.40 per Trust Unit  for 2007 and $22.30 per Trust Unit for 2006)):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Meets Requirements
2007	67,250	6,862	67,279	225,474	$4,599,668	61	10,000	Yes
2006	67,250	5,750	85,467	245,003	$5,463,571	84	10,000	Yes

Note:

(1)                                  Based on an exchange ratio of 2.24976 Trust Units for each Exchangeable Share in effect as of December 31, 2007 and 2.01251 Trust Units as of December 31, 2006 and one Trust Unit for each RTU.

Board Committee Changes

With the appointment of James C. Houck to the Board on February 14, 2008, the Board of Directors reconstituted the membership of the committees of the Board as follows:

Name of Director	Audit Committee	Reserves Committee	Risk Committee	Human Resources & Compensation Committee	Policy and Board Governance Committee	Health, Safety & Environment Committee
Mac H. Van Wielingen
Walter DeBoni
John P. Dielwart
Frederic C. Coles
Fred J. Dyment
James C. Houck
Michael M. Kanovsky
Herbert C. Pinder, Jr.
John M. Stewart

* Denotes person as the Chair of the Committee.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a Unitholders’ meeting represent less than a majority of the Trust Units voted and withheld, the nominee will submit his or her resignation promptly after the Meeting, for the Policy and Board Governance Committee’s consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the applicable annual meeting. Resignations shall be expected to be accepted except in situations where special circumstances would warrant the applicable Director to continue to serve as a board member. The nominee will not participate in any Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Interlocking Boards

Company	Director	Committee Membership
WesternZagros Resources Ltd.	Fred J. Dyment	NIL
	James C. Houck	Audit and Compensation
Governance and Nominating

3.             Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders.  Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

REPORT ON EXECUTIVE COMPENSATION

The Human Resources and Compensation Committee (“Compensation Committee”) is comprised entirely of independent Directors.  Its mandate is focused on overall human resource policies and procedures, including recruitment, compensation, benefit programs, training and development of personnel and succession planning.  The Compensation Committee, among its other responsibilities, makes recommendations to the Board on the compensation of the President and Chief Executive Officer (“CEO”) and approves and reports to the Board on the compensation of other executive officers and staff of ARC Resources.

The Trust is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and talented employees throughout the organization.  The Trust’s compensation plan for all of its employees, including its senior executive officers, continues to be comprised of three components:  base salary, annual incentives and long-term incentives.  In aggregate, these components are a part of a strategy designed to achieve the following:

•	to support the Trust’s overall business strategy and objectives;

•	to attract and provide incentives which encourage the superior performance and retention of highly skilled and qualified employees; and

•	to align compensation with corporate performance and therefore unitholders’ interests.

The Trust has no pension plan in place for any of the staff or officers, including the CEO.

Total compensation for the senior executive officers was reviewed by the Compensation Committee and compared to the total compensation of similar positions for executives of other large Canadian conventional oil and gas trusts and mid-sized oil and gas companies with a view to ensuring that such overall compensation packages are competitive with other oil and gas corporations and trusts of a similar size and with similar performance.  The Trust receives information through its participation in annual compensation surveys, conducted by independent consultants, of salary, benefits and other incentive programs of most large oil and gas companies and trusts in Canada.  Total cash compensation is targeted at or above the 75th percentile of the comparative group of oil and gas companies for executive officers, including the CEO, who are meeting or exceeding all of the performance expectations for their roles.

The Compensation Committee reviewed the CEO’s performance on several specific corporate and individual goals and objectives.  These included goals relating to asset quality and growth strategy, operating costs, administrative costs, reserve replacement ratios and costs, recycle ratios, financial returns, balance sheet strength, payout ratios, production levels on an absolute and per unit basis, reserve levels on an absolute and per unit basis and changes therein on an absolute and debt adjusted basis, and total unitholder return. In addition, performance was reviewed in relation to specific goals concerning staff development, employee and organizational cultural issues, corporate governance, safety and environment issues, and community and industry involvement and leadership.  Performance in all of these areas was reviewed on a stand-alone basis and, to the extent possible, relative to other oil and gas entities, as described below and this assessment formed the basis to determine the appropriate compensation package for the CEO.  The Compensation Committee also reviewed the other senior executives’ performance in relation to similar goals in their respective areas of responsibility.  Bonuses are earned based on individual and corporate results.

It is ARC Resources’ policy to pay bonuses twice per year.  ARC’s employees, other than senor executive  officers, receive bonuses in January and July each year relating to their performance in the previous six month periods.  The bonuses paid in January are declared in the previous December so all employee bonuses are accrued into the financial results of the year to which they relate.  The Compensation Committee’s policy concerning officers’ bonuses is to consider both the executive’s personal performance and the performance of the Trust relative to its peers.  Each year, the Compensation Committee compares operating and financial results of the Trust to such results for other public oil and gas entities of similar size. This data is obtained from yearly reports published by such entities, which only become available during the first half of the year following the performance time period (“subject year”).  For this reason, total bonus amounts payable to officers are not finally established until May of the year following the subject year.  The officers receive an initial bonus in July of each year relating to their performance during the first half of the subject year.  An additional estimated bonus for all officers is accrued in December of the subject year and a portion of this amount is paid in the following January to senior executives with the exception of the CEO.  When the comparative analysis is completed in May additional bonuses may be paid to such officers, relating to the subject (previous) year.  The CEO’s final bonus is likewise considered in May of the year following the subject year and the amount is recommended by the Compensation Committee for approval by the Board.  This process was followed in 2007 such that a portion of the bonuses paid to the CEO, and the other officers, in 2007 related to operations in 2006, and a portion of bonuses paid in 2008 is expected to relate to 2007 operations.

The whole unit plan awards, more fully described later in this document under the heading “Long Term Incentive Plan or Whole Unit Plan”, are based on a certain percentage of base salary.  It is ARC Resources’ policy under the Whole Unit Plan to make awards twice yearly.  Ten per cent of the CEO’s award is issued in RTUs, which vest yearly, and the balance in PTUs, which vest three years after grant.  The whole unit plan awards granted to the Chief Financial Officer and Chief Operating Officer are split with 20 per cent designated as RTUs and 80 per cent as PTUs.  The balance of the executive officers’ awards is split with 35 per cent being issued as RTUs and 65 per cent issued as PTUs.

The Trust maintains ownership guidelines for executive officers as a way of aligning executive and unitholder interests.  The CEO is expected to own Trust Units representing a minimum of three times annual base salary, while other executive officers are expected to own Trust Units representing a minimum of two times base salary.  In determining compliance with the guidelines, Exchangeable Shares are converted into Trust Units at the applicable exchange rate.  For new officers, a time period of up to five years is provided to accumulate the required ownership.  As of December 31, 2007 each named executive officer was in compliance with the Trust Unit ownership guidelines.

The Compensation Committee has reviewed the compensation regime, including long-term benefits, payable to executive officers and is confident they understand the compensation regime and total payments to be made, including all compensation payable under employment agreements to the executive officers.

The foregoing report is respectfully submitted to Unitholders by the Human Resources and Compensation Committee, which during 2007 consisted of the following members of the Board:

John M. Stewart (Chair)

Frederic C. Coles

Herbert C. Pinder, Jr.

Mac H. Van Wielingen

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation information for the chief executive officer, the chief financial officer and the other three highest compensated officers of ARC Resources (collectively, the “Named Executive Officers”) for the periods indicated.

		Annual Compensation			Whole Unit Plan	Aggregate value realized under
Name and Principal		Salary (1)			Payouts(4)	TUIR(5)	Total
Position	Year	($)	Bonus(1)(3)	All Other(2)	($)	($)	($)

John P. Dielwart President and Chief Executive Officer	2007 2006 2005	435,000 400,000 360,000	587,500 625,000 540,000	250,000 250,000 250,000	1,339,330 67,910 17,017	Nil 787,950 1,164,900	2,611,830 2,130,860 2,332,007

Steven W. Sinclair Senior Vice-President, Finance and Chief Financial Officer	2007 2006 2005	290,000 275,000 240,000	312,500 337,500 295,000	150,000 150,000 150,000	740,086 78,213 19,738	Nil 601,800 259,400	1,492,586 1,442,513 964,138

Myron M. Stadnyk Senior Vice-President, and Chief Operating Officer	2007 2006 2005	320,000 300,000 230,000	375,000 250,000 230,000	150,000 150,000 150,000	469,992 108,347 23,028	Nil 300,052 273,000	1,314,992 1,108,399 906,028

Douglas J. Bonner Senior Vice-President, Corporate Development	2007 2006 2005	265,000 250,000 216,667	200,000 200,000 220,000	150,000 150,000 150,000	475,966 102,064 23,028	Nil 109,510 715,950	1,090,966 811,574 1,325,645

David P. Carey Senior Vice- President, Capital Markets	2007 2006 2005	255,000 240,000 206,667	204,000 186,000 205,000	150,000 150,000 150,000	474,416 102,064 23,028	Nil 837,300 240,300	1,083,416 1,515,364 824,995

Notes:

(1)     Amounts exclude the value of perquisites and other personal benefits received by the Named Executive Officers, which benefits were not greater than 5 per cent of the total salary and bonus for the period.

(2)     Deferred retention payments became payable over five years by ARC Resources on August 28, 2002 as a result of the management internalization transaction, and represent a deferred payment of a portion of the proceeds of the internalization transaction.  These amounts were deducted from the purchase price that would have been paid for the purchase of the then existing management company.  The final deferred retention payments were made in August 2007.

(3)           Bonus amounts represent amounts paid during the fiscal year and include compensation for the previous year’s performance.

(4)           Whole Unit Plan Payouts indicated are a cash amount, as described directly below.

(5)           Proceeds realized during the year from the exercise of Rights under the Trust Unit Incentive Rights Plan (“TUIR”).

Long Term Incentive Plan or Whole Unit Plan

In March 2004, the Board of Directors approved a new long-term incentive plan (the “Whole Unit Plan”) modelled on a whole unit plan.  The Whole Unit Plan replaced the Trust Unit Rights Incentive Plan for new awards granted subsequent to the first quarter of 2004. The Whole Unit Plan results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying units. The Whole Unit Plan consists of Restricted Trust Units (“RTUs”) for which the number of units is fixed and will vest over a period of three years (or, if the award of a RTU occurs between the dates that RTUs are generally awarded to plan participants then over the period ending on the third anniversary of the immediately preceding date that RTUs were generally awarded) and Performance Trust Units (“PTUs”) for which the number of units is variable and will vest at the end of three years (or, if the award of a PTU occurs between the dates that PTUs are generally awarded to plan participants then on the third anniversary of the immediately preceding date that PTUs were generally awarded).

Upon vesting, the plan participant is entitled to receive a cash payment based on the market value of the underlying Trust Units plus accrued distributions.  The cash compensation issued upon vesting of the PTUs is dependent upon the performance of the Trust compared to its peers as determined by the Committee from time to time as indicated by the performance multiplier.  The performance multiplier is based on the percentile rank of the Trust’s total unitholder return compared to its peers.  Total unitholder return is calculated as the sum of the change in the market price of the Trust Units in the period plus the amount of distributions in the period.  The performance multiplier ranges from zero if ARC’s performance ranks in the bottom quartile to two for top quartile performance.

Recipients of the awards may direct the cash payout to a specified brokerage firm to purchase Trust Units on the market, on the recipients’ behalf.  The Trust has agreed to pay all of the commissions and brokerage fees associated with such purchased Trust Units.

The Whole Unit Plan provides for cumulative increases to the cash to be paid pursuant to the awards on each date that distributions are paid in respect of the underlying Trust Units by an amount equal to a fraction having as its numerator the amount of the distribution per unit multiplied by the number of units designated immediately prior to the distribution payment date and having as its denominator the market value of the units on the month end closing price.  Market value is the weighted average trading price of the Trust Units on the TSX for the ten (10) days on which the Trust Units traded immediately preceding such date (provided that if the vesting date occurs during a “black-out period” when plan participants are restricted in trading in securities of the Trust, the market value is based on the weighted average trading price of the Trust Units on the TSX for the 10 trading days which commence on the second trading day following the end of the black-out period or such other period as is determined by the Board of Directors).

In the event of a Change in Control of the Trust (as defined in the Whole Unit Plan), the vesting provisions attached to the awards are accelerated and all unvested awards will be paid immediately prior to the date upon which the Change of Control is completed.  The Whole Unit Plan also provides for the termination of awards in the event of the cessation of employment, and the vesting of the awards in the event of the death of a holder.

The cost of the Whole Unit Plan to the Trust will be expensed in the Trust’s financial statements on an annual basis.

The following table shows the changes during the year of RTUs and PTUs outstanding under the Whole Unit Plan:

Whole Unit Plan	Number of	Number of	Total
(units in thousands and $ millions except per unit)	RTUs	PTUs	RTUs and PTUs
Balance, beginning of period	648	683	1,331
Granted in the period	422	362	784
Vested in the period	(286)	(110)	(396)
Forfeited in the period	(38)	(32)	(70)
Balance, end of period (1)	746	903	1,649
Estimated distributions to vesting date (2)	226	350	576
Estimated units upon vesting after distributions	972	1,253	2,225
Performance multiplier (3)	—	1.7	—
Estimated total units upon vesting	972	1,958	2,931
Trust unit price at December 31, 2007	$20.40	$20.40	$20.40
Estimated total value upon vesting	$19.8	$39.9	$59.8

Notes:

(1)           Based on underlying units before performance multiplier and accrued distributions.

(2)           Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.

(3)           The performance multiplier only applies to PTUs and was estimated to be approximately 1.7 at December 31, 2007 based on a weighted average calculation of all outstanding grants. The performance multiplier is assessed each period end based on actual results of the Trust relative to its peers.  Estimated total units upon vesting may not reconcile due to rounding.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the unit price, the number of PTUs to be awarded on vesting, and distributions. Therefore, the expense recorded in the statement of income fluctuates over time.

Below is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier:

Value of Whole Unit Plan as at December 31, 2007	Performance multiplier
(units thousands and $ millions except per unit)	0.0	1.0	2.0
Estimated trust units to vest
RTUs	972	972	972
PTUs	—	1,253	2,513
Total units (1)	972	2,225	3,485
Trust unit price (2)	$20.40	$20.40	$20.40
Trust unit distributions per month (2)	$0.20	$0.20	$0.20
Value of Whole Unit Plan upon vesting	19.8	45.4	71.1
Officers	2.1	13.9	25.8
Directors	1.5	1.5	1.5
Staff	16.2	30.0	43.8
Total payments under Whole Unit Plan (3)	19.8	45.4	71.1
2008	8.8	16.0	23.1
2009	6.9	14.9	23.0
2010	4.1	14.5	25.0

Notes:

(1)           Includes additional estimated units to be issued for accrued distributions to vesting date.

(2)           Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumed future trust unit price of $20.40 per trust unit and distributions of $0.20 per unit per month based on current levels.

(3)           Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in April and October of each year and at that time is reflected as a reduction of cash flow from operating activities.

Due to the variability in the future payments under the plan, the Trust estimates that between $19.8 million and $71.1 million will be paid out from 2008 through 2010 based on the Trust Unit price of $20.40 as described in note (2) directly above, current distribution levels of $0.20 per Trust Unit per month and a performance multiplier ranging from zero to two.

For more information in relation to awards of PTUs and RTUs to officers, see “Whole Unit Plan Awards to Named Executive Officers” and to directors, see “Remuneration of Directors”.

Whole Unit Plan Awards to Named Executive Officers

The following sets forth information in respect of Whole Unit Plan awards to the Named Executive Officers under the Whole Unit Plan granted during fiscal 2007.  Should ARC’s total return performance be in the bottom quartile, a performance multiplier of zero is applied thereby ensuring that the Named Executive Officers’ long-term incentive compensation is minimized.

	2007 Whole Unit Plan	Period Until Maturation or	Estimated Future Payouts Under Whole Unit Plan Awards Granted in 2007
Name	Awards Granted	Payout(1)	Minimum (#) (2)	Target (#) (3)	Maximum (#) (4)
John P. Dielwart	45,924 PTU 3,826 RTU	1,275 in 2008 1,275 in 2009 47,200 in 2010	NIL PTU 3,826 RTU	45,924 PTU 3,826 RTU	91,848 PTU 3,826 RTU
Steven W. Sinclair	23,032 PTU 4,187 RTU	1,395 in 2008 1,396 in 2009 24,428 in 2010	NIL PTU 4,187 RTU	23,032 PTU 4,187 RTU	46,064 PTU 4,187 RTU
Myron M. Stadnyk	23,983 PTU 4,360 RTU	1,453 in 2008 1,453 in 2009 25,437 in 2010	NIL PTU 4,360 RTU	23,983 PTU 4,360 RTU	47,966 PTU 4,360 RTU
Douglas J. Bonner	16,299 PTU 6,004 RTU	2,001 in 2008 2,001 in 2009 18,301 in 2010	NIL PTU 6,004 RTU	16,299 PTU 6,004 RTU	32,598 PTU 6,004 RTU
David P. Carey	15,938 PTU 5,871 RTU	1,957 in 2008 1,957 in 2009 17,895 in 2010	NIL PTU 5,871 RTU	15,938 PTU 5,871 RTU	31,876 PTU 5,871 RTU

Notes:

(1)           The RTUs vest equally over a period of 3 years.  The PTU amounts vest at the end of 3 years.

(2)           Minimum  (#) is the minimum number of units receivable.  If ARC’s total unitholder return is in the bottom quartile the performance multiplier at vesting is zero.

(3)           The Target number specified is the number of units received if the performance multiplier at the vesting date was 1.

(4)           Maximum (#) is the maximum number of units received, if the performance multiplier at the vesting date was 2.

Trust Unit Incentive Rights Plan

The issue of new rights under the Trust Unit Incentive Rights Plan (the “TUIR”) was discontinued as of March 31, 2004.  The TUIR as described below has been replaced by the Whole Unit Plan as defined and described under “Long Term Incentive Plan or Whole Unit Plan”.

The Board of Directors of ARC Resources and Unitholders approved the TUIR for directors, officers, employees or consultants of ARC Resources which permitted the granting of rights (“Rights”) to purchase up to a maximum of 8,000,000 Trust Units.  The number of Rights and the exercise price thereof was set by the Board of Directors of ARC Resources at the time of grant provided that the exercise price was not less than the closing market price of the Trust Units on the day immediately preceding the date of grant.  The holder of Rights is entitled to participate in distributions which exceed 10 per cent of the Trust’s net Property, Plant and Equipment account on its balance sheet on an annualized basis.  Distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.5 per cent of the Trust’s net book Property, Plant and Equipment at the end of such calendar quarter resulted in a downward reduction in the exercise price of the Rights at the election of the holder of Rights by notice to ARC Resources at the time of exercise of the Right.  The TUIR was administered by the Board of Directors.

At December 31, 2007, there were 237,542 Trust Unit Incentive Rights outstanding at an average exercise price of $8.50.   All remaining rights will expire on or before December 31, 2008.

Aggregate Trust Unit Incentive Rights Exercised and Year-End Values

All Trust Unit Incentive Rights owned by the named executive were exercised on or before December 31, 2006.  No Trust Unit Incentive Rights have been issued since March 31, 2004.  All remaining rights outstanding will expire on or before December 31, 2008.

Summary CEO Compensation

The following table is a summary of the total compensation for the CEO.

CEO	2007 ($)	2006 ($)	2005 ($)	Total 2005-2007 ($)
Short-term Compensation
Salary(1)	435,000	400,000	360,000	1,195,000
Bonus	587,500	625,000	540,000	1,752,500
Other annual compensation(2)	250,000	250,000	250,000	750,000
Total short-term compensation	1,272,500	1,275,000	1,150,000	3,697,500
Long-term compensation
Whole Unit Plan cash payout(3)	1,339,330	67,910	17,107	1,424,347
Aggregate value realized on Rights under the TUIR(4)	—	787,950	1,164,900	1,952,850
Total long-term compensation	1,339,330	855,860	1,182,007	3,377,197
Total cash compensation	2,611,830	2,130,860	2,332,007	7,074,697

Whole Unit Plan awards granted during the year(5) (6)	1,046,218	837,221	756,440	2,639,879

Notes:

(1)	Amounts exclude the value of perquisites and other personal benefits received by the CEO, which benefits were not greater than 5 per cent of the total salary and bonus for the period.
(2)

Deferred retention payments became payable over five year by ARC Resources on August 28, 2002 as a result of the management internalization transaction, and represent a deferred payment of a portion of the proceeds of the internalization transaction. These amounts were deducted from the purchase price that would have been paid for the purchase of the then existing management company.

(3)

Amounts shown represent the cash value paid for vested awards including accrued distributions. Amounts paid in 2005 represent one third of the RTU award granted in 2004. Amounts paid in 2006 represent one third of the RTU awards granted in each of 2004 and 2005. Amounts paid in 2007 represent one third of the RTU awards granted in each of 2004, 2005 and 2006 as well as the PTU awards granted in 2004 with a performance ratio of 1.89.

(4)

Amounts shown represent aggregate values realized upon exercising vested Rights under the TUIR. Rights exercised during the period of 2005 through to 2006 were all granted in 2002 through to 2003. No Rights were granted to the CEO after 2003. All of the CEO’s Rights under the TUIR have been exercised as at December 31, 2006.

(5)

Whole Unit Plan awards include both RTUs and PTUs and are valued based on the price at the date of grant. Cash amounts are included as Whole Unit Plan cash payouts as awards vest, see Note (3) above. PTUs have been valued with a performance multiplier of 1. Amounts listed above exclude the distribution component which is earned on all Whole Unit Plan awards. Cumulative distributions are accrued based on the provisions of the DRIP plan using the distribution amounts in place at the date of grant. Using this methodology, the awards listed above would increase by $273,000 in 2005, $252,000 in 2006 and $414,000 in 2007.

(6)	The Whole Unit Plan is the only form of long term incentive in place. The Trust has no pension plan in place for any of the staff or officers, including the CEO.

The total compensation for the CEO and the aggregate compensation for the CEO, Chief Financial Officer (“CFO”) and the remaining Named Executive Officers is shown below:

	2007	2006		2005
CEO Total Compensation	$2.6 million	$2.1 million		$2.3 million
Total Compensation of top 5 Highest Compensated Executives (including the CEO and CFO) (1)	$7.6 million	$7.0 million		$6.4 million
Total Compensation of top 5 Highest Compensated Executives (including the CEO and CFO) as a % of Total Market Capitalization	0.15%	0.13%		0.11%
Total Compensation of top 5 Highest Compensated Executives (including the CEO and CFO) as a % of Cash Flow from Operating Activities	1.0%	1.0%		1.0%
Unitholder Total Return	2.3%	-8.0	%(2)	62.0%
Year-end Market Capitalization (in billions)	$4.3	$4.6		$5.4

Notes:

(1)

Total Compensation includes salary, bonus, other annual compensation, Whole Unit Plan cash payouts and aggregate values realized on Rights under the TUIR and is calculated in the same manner as in the Summary Compensation Table for the CEO set forth above.

(2)	On October 31, 2006, the government proposed a plan to tax trusts beginning in 2011 which had a significant negative impact on the total unitholder returns for 2006.

Minimum Trust Unit Ownership Requirements for Named Executive Officers

	Direct and Indirect Ownership at December 31, 2007(2)	Value at 12/31/07(3)(4)	Minimum Trust Unit ownership requirement ($)(1)	Meets requirement
John P. Dielwart	420,493	$8,578,052	1,305,000	Yes
Steven W. Sinclair	114,653	$2,338,917	580,000	Yes
Myron M. Stadnyk	111,761	$2,279,928	640,000	Yes
Douglas J. Bonner	48,372	$986,779	530,000	Yes
David P. Carey	120,007	$2,448,134	510,000	Yes

Notes:

(1)           Named Executive Officers are expected to own Trust Units representing a minimum of two times base salary except the Chief Executive Officer which is to represent three times base salary.

(2)           In determining compliance with the guidelines, Exchangeable Shares are converted into Trust Units at the applicable exchange rate and are included in the direct ownership amount.

(3)           Value calculated using a closing price of $20.40 on December 31, 2007.

(4)           In addition to the equity-at-risk listed above, the executive officers have Whole Unit Plan awards.  The future expected payout of Whole Unit Plan awards to executive officers ranges from $1.3 million if the performance multiplier is zero to $18.4 million if the performance multiplier is 2.0.

EMPLOYMENT CONTRACTS

The President and Chief Executive Officer and the other Named Executive Officers of ARC Resources are subject to terms of employment which continue indefinitely and provides for payment of the executive’s annual base salary and participation in certain of the benefits provided by ARC Resources.  For information in relation to the salary, bonus and other benefits, see “Executive Compensation – Summary Compensation Table”, “Executive Compensation – Whole Unit Plan Awards to Named Executive Officers” and “Executive Compensation – Aggregate Trust Unit Incentive Rights Exercised and Year-End Values”.  Prior to the management internalization process there were formal management contracts with the manager.  On January 1, 2006, the President and Chief Executive Office and the other Named Executive Officers of ARC Resources entered into formal employment contracts which provided the continuation of benefits provided in the former contracts. Among other things, such benefits provided that employment may be terminated without cause upon payment of a termination payment equal to 24 months for the President and Chief Executive Officer and 18 months for each of the other Named Executive Officers, of the annual base salary as at the month immediately preceding the termination date and an amount equal to 1/24 of all bonuses awarded to the executive in the 24 month period ending with the month in which the executive most recently received a bonus, multiplied by the sum of 24 for the President and Chief Executive Officer, and, multiplied by 18 for each of the other Named Executive Officers, plus the number of months since the executive’s most recent bonus and also provide for termination payments upon the occurrence of other events such as a change of control subject to certain conditions.

Under the terms of the management internalization transaction on August 28, 2002, each executive was entitled to the receipt of a deferred retention payment in the amount of $750,000 ($1,250,000 in the case of the President and Chief Executive Officer only), being payable as to one-fifth on September 1 of each year starting in 2003 and ending in 2007.  The payments represent a deferred payment of a portion of the proceeds of the internalization transaction and were deducted from the purchase price that would have been paid for the purchase of the then existing management company.  As at December 31, 2007, all deferred retention payments have been paid to executives.

REMUNERATION OF DIRECTORS

The following table sets forth the aggregate retainers paid to, and cash received under the Whole Unit Plan by, each director during 2007.

	Base Retainer Fee ($)	Board Chair and Vice Chair Retainer Fee ($)	Committee Chair Retainer Fee(s) ($)	Committee Retainer Fee(s) ($)	Total Fees Paid ($)	Cash Received under Whole Unit Plan ($)
Walt DeBoni	47,500	35,000	7,500	15,000	105,000	115,285
Fred C. Coles	47,500		15,000	15,000	77,500	79,816
Fred J. Dyment	47,500		25,000	10,000	82,500	82,528
Michael M. Kanovsky	47,500		—	10,000	57,500	75,554
Herbert C. Pinder, Jr.	47,500		—	10,000	57,500	16,273
Mac H. Van Wielingen	47,500	100,000	—	15,000	162,500	197,390
John M. Stewart	47,500		12,500	15,000	75,000	78,266
Total	332,500		195,000	90,000	617,500	645,112

Each of the directors also participates in the Whole Unit Plan.  Directors receive RTUs only.  The following table sets forth the aggregate Whole Unit Plan grants issued to directors during the last three financial years.  For more information on the Whole Unit Plan, see “Long Term Incentive Plan or Whole Unit Plan”.

Director	RTUs Granted in 2007 (1)	RTUs Granted in 2006 (1)	RTUs Granted in 2005 (1)
Walt DeBoni	5,942	3,750	4,800
Fred C. Coles	4,391	2,650	3,300
Fred J. Dyment	4,672	3,000	3,300
Michael M. Kanovsky	3,263	2,100	3,300
Herbert C. Pinder, Jr.	3,263	2,100	—
Mac H. Van Wielingen	9,184	6,000	8,400
John M. Stewart	4,129	2,450	3,300

Note:

(1)           Grant prices for the above awards were $17.14 in 2005, $26.78 in 2006 and a weighted average of $22.06 for 2007.

As at December 31, 2007, there were 237,542 unexercised rights outstanding under the TUIR.  Of this amount, 50,000 were owned by Mr. Coles as at December 31, 2007, a director of ARC Resources.  These rights are valued at $609,000 based on year end prices and expire on May 7, 2008.  During 2007 Mr. Coles exercised 10,000 rights for a realized value of $82,000.

PERFORMANCE CHART

The following graph illustrates changes from December 31, 2002 to December 31, 2007, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas Exploration and Production Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.(1)

	2002/12	2003/12	2004/12	2005/12	2006/12	2007/12	Annualized Return
ARC Energy Trust(1)	100.0	142.54	193.8	314.91	289.87	296.67	24.33 per cent
S&P/TSX Composite Index(2)	100.0	124.64	140.19	170.90	195.71	209.72	18.34 per cent
S&P/TSX Oil and Gas Exploration and Production Index(2)	100.0	118.73	165.67	284.38	278.33	295.13	24.15 per cent
S&P/TSX Capped Energy Trust Index(2)	100.0	146.40	191.07	285.43	274.81	283.77	23.18 per cent

Notes:

(1)           The ARC Energy Trust Unitholder Return incorporates the actual cash distributions which represent a cumulative return of 24.33 per cent per annum to December 31, 2007 for an initial investment on December 31, 2002.

(2)           Total Return Index.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Trust is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The Board of Directors of ARC Resources is responsible for the overall stewardship and governance of the Trust, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of the Trust’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type).

1.             Board of directors

(a)           Disclose the identity of directors who are independent.

The Board of Directors of ARC Resources has determined that the following eight (8) directors of ARC Resources are independent within the meaning of NI 58-101, which proscribes that such director is independent if he has no material relationship with the Trust or ARC Resources.  A material relationship is a relationship which could in the view of the Board of Directors be reasonably expected to interfere with the exercise of a member’s independent judgment.

Fred C. Coles
Walt DeBoni
Fred J. Dyment
James C. Houck
Michael M. Kanovsky
Herbert C. Pinder, Jr.
John M. Stewart
Mac H. Van Wielingen

(b)           Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors has determined that John Dielwart is not independent.  John Dielwart is not considered to be independent as he is the President and Chief Executive Officer.

(c)           Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors has determined that a majority of the directors are independent.  There are nine directors in total, eight of whom are independent.

(d)           If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of Director	Names of Other Reporting Issuers

Fred C. Coles	Crew Energy Inc. Galleon Energy Inc. Masters Energy Inc. Progress Energy Trust TriStar Oil & Gas Ltd.

Walt DeBoni	Niko Resources Inc. PetroWest Energy Services Ltd. Sterling Resources Ltd.

John P. Dielwart	NIL

Fred J. Dyment	Tesco Corporation Transglobe Energy Corp. WesternZagros Resources Ltd. ZCL Composites Inc.

James C. Houck	WesternZagros Resources Ltd.

Michael M. Kanovsky	Accrete Energy Inc. Bonavista Energy Trust Devon Energy Inc Pure Technologies Inc. TransAlta Inc.

Herbert C. Pinder, Jr.	Viterra Profound Energy Inc.

John M. Stewart	ProEx Energy Ltd.

Mac H. Van Wielingen	Nil

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors meet without members of management (which includes Mr. Dielwart, the President and Chief Executive Officer, who is the only non-independent director) at the end of every meeting of the Board of Directors and every meeting of any committee of the Board of Directors.  The number of meetings held in 2007 is disclosed below.

(e)           Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board of Directors has determined that the chair of the board, Mac Van Wielingen, is an independent director within the meaning of NI 58-101.  The Board of Directors, in conjunction with the Policy and Board Governance Committee and Mr. Van Wielingen, has developed broad terms of reference for the chair of the Board of Directors which includes managing and developing a more effective board and ensuring that such Board of Directors can function independently of management and working with management to monitor and influence strategic management and shareholder and other party relations.

The Board of Directors has also determined that the vice chair, Walter DeBoni, is an independent director within the meaning of NI 58-101.  In general terms the Vice-Chairman will, at the request of the Chairman, assist the Chairman in managing the affairs of the Board of Directors and its committees including assisting the Chairman in ensuring the Board of Directors is organized properly, functions effectively and meets its obligations and responsibilities.

(f)            Disclose the attendance record of each directors for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance record of each director for all board meetings and meetings of any committee of the board for the financial year ended December 31, 2007 is set forth below.

			BOARD COMMITTEES MEETINGS
	BOARD MEETINGS		AUDIT	GOV.	HS&E	HR & COMP.	RESERVES	Overall Committee Attendance		Overall Attendance
DIRECTORS	No.	%	No.	No.	No.	No.	No.	No.	%	%
Mac H. Van Wielingen	7 of 7	100	5 of 5	4 of 4		6 of 6		15 of 15	100	100
Walter DeBoni	7 of 7	100	5 of 5	4 of 4	4 of 4			13 of 13	100	100
Frederic C. Coles	6 of 7	86			3 of 4	3 of 6	3 of 4	9 of 14	64	71
John P. Dielwart	7 of 7	100						N/A	—	100
Fred J. Dyment	6 of 7	86	5 of 5				4 of 4	9 of 9	100	94
Michael M. Kanovsky	7 of 7	100	5 of 5				3 of 4	8 of 9	100	94
Herbert C. Pinder, Jr.	7 of 7	100		4 of 4		6 of 6		10 of 10	100	100
John M. Stewart	6 of 7	86		4 of 4	4 of 4	6 of 6		14 of 14	100	95

James C. Houck was added as an addition to the board and as a member of each of the Audit Committee, Health, Safety and Environment Committee and Reserves Committee effective at the close of business on February 14, 2008.

Mr. Dielwart, the President and Chief Executive Officer, is invited to all and attends virtually all of the meetings of the committees of the Board of Directors.

2.             Board Mandate – Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board of Directors is attached to this Management Information Circular as Schedule A.

3.             Position Descriptions

(a)           Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors has developed written position descriptions for the chair of the Board of Directors and the chair of each committee of the Board or Directors.  The position descriptions are available on the Trust’s website under the Corporate Governance section.

(b)           Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board of Directors, in conjunction with the CEO, has developed a written position description for the CEO.  The position description is available on the Trust’s website under the Corporate Governance section.

4.             Orientation and Continuing Education

(a)           Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Board of Directors provides new directors with access to all background documents of the Trust, including all corporate records and prior board materials.  New members of the Board of Directors are invited to meet with all officers of the Trust for orientation as to the nature and operations of the business and are invited to all meetings of committees of the Board of Directors.

(b)           Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Presentations are made regularly to the Board of Directors and Committees to educate and inform them of changes within ARC Resources and on appropriate other subjects such as regulatory and industry requirements and standards, capital markets and commodity pricing.  The Policy and Board Governance Committee reviews information on available external educational opportunities and ensures that Directors are aware of the opportunities.  ARC Resources has approved a policy of paying for any education courses for any members of the Board of Directors relating to corporate governance, financial literacy or related matters.  ARC Resources also pays for membership dues for each of the Directors in an appropriate organization that provides relevant publications and educational opportunities.

5.             Ethical Business Conduct

(a)           Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)            disclose how a person or company may obtain a copy of the code;

The Board of Directors has adopted a written Code of Business Conduct and Ethics applicable to all members of ARC Resources, including directors, officers and employees and a Code of Ethics for Senior Financial Officers applicable to all senior financial officers, each of which is located on SEDAR at www.sedar.com.  Both documents are also available on the Trust’s website under the Corporate Governance section.

(ii)           describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board of Directors monitors compliance with the Code of Ethics for Senior Financial Officers through the activities of the Policy and Board Governance Committee, which requires quarterly certifications by its senior financial officers as to their compliance with the code.  The Committee monitors compliance with the Code of Business Conduct and Ethics through an annual sign off, that is completed by all employees of ARC Resources including senior management.  Employees were asked to confirm that they have read, understood, complied with the code and have reported any known violations of the code.  In addition, the Trust has a “whistleblower” policy which provides a procedure for the submission of information by any director, officer, employee or external party relating to possible violations of the code.

(iii)          provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)           Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board of Directors has adopted a Code of Business Conduct and Ethics which is applicable to directors.

ARC Resources is engaged in the oil and gas business.  In general, the private investment activities of directors are not prohibited, however, should an existing investment pose a potential conflict of interest the potential conflict should be disclosed to the President or the Board of Directors.

It is acknowledged that directors may be directors or officers of other entitles engaged in the oil and gas business, and that such entities may compete directly or indirectly with ARC Resources.  Any director which is a director or officer of any entity engaged in the oil and gas business is required to disclose such occurrence to the Board of Directors.  Any director of ARC Resources who is actively engaged in the management of, or who owns an investment of one per cent or more of the outstanding shares, in public or private entities is required to disclosure such holding to the Board of Directors.  In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which may reasonably affect such person’s ability to act with a view to the best interests of ARC Resources, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Trust.  Such actions, without limitation, may include excluding such directors from certain information or activities of ARC Resources.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a corporation who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)           Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

ARC Resources distributes to each new employee and reviews annually with its employees the Code of Business Conduct and Ethics.  The Code of Business Conduct and Ethics is signed off annually by all employees including senior management.  In addition, ARC Resources conducts a mandatory annual survey titled “Measuring the Strength of the Workplace” which in part inquires as to the vision, values and culture at ARC Resources with a view to emphasizing and strengthening the culture of honesty, integrity, respect and accountability in the workplace.  Management reviews the results of the survey with the board and the Human Resources and Compensation Committee.

6.             Nomination of Directors

(a)           Describe the process by which the board identifies new candidates for board nomination.

The Policy and Board Governance Committee reviews the makeup of the Board and Committees annually and is responsible for identifying and recommending to the Board of Directors new candidates to the Board of Directors.  The committee considers the strengths, knowledge and constitution of the members of the Board of Directors and the committee’s perception of the needs of the Trust.  Some of the areas considered include:  corporate executive experience, oil and gas operational experience, financial acumen, and knowledge in the areas of compensation, governance and health, safety and environment.  Character and behavioural qualities including credibility, integrity and communication skills are also taken into account when recruiting new directors.

On an annual basis, board members are required to fill in a “Skills Matrix” where they rate their knowledge and abilities as outlined in the following areas:  enterprise management, operations, health, safety and environment, financial literacy, financial expertise, marketing, global business experience, human resources, business development, change management, reserves evaluation, corporate governance, risk evaluation and legal.  The committee considers the skills set of the board when considering new candidates.

(b)           Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Policy and Board Governance Committee is comprised of only independent Directors.

(c)           If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Policy and Board Governance Committee has within its mandate the responsibilities of the nominating committee.  The committee is responsible for identifying and recommending to the board new candidates for appointment or nomination to the Board of Directors having regard to the competencies, skills and personal qualities of the candidates and the members of the Board of Directors and the committee’s perception of the needs of the Trust.  The committee has developed and maintains a list of potential nominees.  The committee also reviews the slate of directors for the annual meeting of Unitholders and recommends such slate for approval by the Board of Directors.

7.             Compensation

(a)           Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

The Policy and Board Governance Committee reviews annually the form and amount of compensation for directors to ensure such compensation reflects the responsibilities and risks of being an effective director.  The committee also conducts such yearly review of directors’ compensation having regard to various governance reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of comparative size to the Trust.

Compensation of Officers

ARC Resources’ compensation plan for its executive officers, including the CEO, consists of a combination of base salary, bonus payments, the grant of Performance Awards and Restricted Awards under the Whole Unit Plan.  The Human Resources & Compensation Committee when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses, and benefits paid to executives and CEOs of certain comparable Canadian conventional oil and gas trusts and mid-sized oil and gas companies (the “Industry Peer Group”) with a view to ensuring that the overall compensation packages for each of the executive officers, including the CEO, are competitive and reflective of the officers performance.  In May of each year, the Human Resources & Compensation Committee revisits the level of bonus awards taking into account the comparative peer information which is then available.  The same criteria as above applies to the Whole Unit Plan in considering the grant of Performance Awards or the grant of Restricted Awards.  The same competitive standards are applied to all components of the compensation packages of the executive officers, including the CEO.  In general, as the Whole Unit Plan for the officers is dominated by Performance Awards, if the Trust’s performance relative to its peers is top quartile, the total compensation will be top quartile as well, similarly if the Trust’s relative performance is bottom quartile, total compensation would be bottom quartile as well.

ARC Resources’ compensation plan is intended, as noted above, to be competitive with industry, so as to act as a retention tool, while at the same time encouraging performance excellence.  The

Human Resources & Compensation committee may, however, change the weighting of such measures form time to time in order to achieve the objectives of the Whole Unit Plan.  In addition, the Human Resources & Compensation Committee will take into account the individual performance of the participants in determining the awards.

For more information see “Report on Executive Compensation” and “Executive Compensation”.

(b)           Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is composed entirely of independent directors.

(c)           If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Compensation Committee was constituted to assist the board in meeting their responsibilities by reviewing and, as appropriate, approving:

•      Overall human resource policies, trends and/or organizational issues including in respect of recruitment, performance management, compensation, benefit programs, resignations and terminations, training and development, succession planning and organizational planning and design.

•      Compensation, including cash compensation consisting of salary and bonuses, and the number of Whole Unit Plan units awarded for all ARC staff including the officers of ARC but excluding the CEO.

•      In consultation with the Board, undertake an annual performance review with the CEO, and review the CEO appraisal of Officers’ performance.  The Committee reviews and provides recommendations to the Board of Directors on the compensation of the CEO.

•      Employment contracts or other major agreements for employees.

•      Report to Unitholders annually in the Report of the Compensation Committee.

(d)           If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No consultants or advisors were hired during 2007.  ARC Resources uses a variety of independent research provided by a number of consultants pertaining to the employee compensation packages of the Industry Peer Group to ensure that the overall compensation packages for the employees are competitive.

8.             Other board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Policy and Board Governance Committee

Members:  Walter DeBoni (Chair), Herbert C. Pinder, Jr., Michael M. Kanovsky and Mac H. Van Wielingen, all of whom are independent directors.

The Policy and Board Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Trust’s approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management.  The committee annually reviews the need to recruit and recommend new members to fill vacancies on, or additions to, the board giving consideration to the competencies, skills and personal qualities of the candidates and of the existing board; and recommends to the board the nominees for election at each annual meeting.  The effectiveness of individual members of the board and the board is reviewed through a yearly self-assessment and inquiry questionnaire.  The Chair of the Policy and Board Governance Committee meets with each individual board member on an annual basis to discuss the results of the questionnaire and any individual concerns.

Health, Safety & Environment Committee

Members:  John M. Stewart (Chair), Fred C. Coles, Herbert C. Pinder, Jr. and James C. Houck, all of whom are independent directors.

The Health, Safety and Environment Committee assists the board in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the board on the development and implementation of the standards and policies of ARC Resources with respect to the areas of health, safety and environment.  This committee meets separately with management of ARC Resources, which has responsibility for such matters and reports to the board.

Reserves Committee

Members:  Fred C. Coles (Chair), Fred J. Dyment, James C. Houck and Michael M. Kanovsky, all of whom are independent directors.

The Reserves Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firm that performs ARC Resources’ reserve evaluation; and to review the annual independent engineering report.  The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51 101.  The committee also reviews any other oil and gas reserve report prior to release by the Trust to the public and reviews all of the disclosure in the Annual Information Form and elsewhere related to the oil and gas activities of the Trust.

Risk Committee

Members:  Michael M. Kanovsky (Chair), Mac H. Van Wielingen, Fred J. Dyment and Walt DeBoni, all of whom are independent directors.

The Risk Committee was formed in February, 2008 to assist the Board in meeting its responsibilities to generally review the principal business, financial and other risks of the Trust and to ascertain the allocation of  responsibility of the Board, the Risk Committee or other Committee for review of such risks and to assume primary responsibility for review of risk assessment and risk management relating to hedging and insurance and the consideration of such matters in light of current risk management policies in place from time to time.  The Committee will assist the Board to ensure that all of the principal risks of the Trust are reviewed on a regular and appropriate basis.

9.             Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

On an annual basis, the effectiveness of the Board of Directors, the committees of the Board of Directors and individual board members is reviewed through a yearly self assessment and inquiry process.  A key component of the process is a four part questionnaire that each member of the board completes.  The first three sections ask the Directors to evaluate the Board and where appropriate the Committees with regards to Board responsibility, Board operations and Board effectiveness.  The questionnaire provides quantitative rankings for key questions as well as seeking subjective content and suggestions for improvements in all areas.  The data is compiled and reviewed by the Chair of the Policy and Board Governance Committee and the Board Chair.  The data is compiled and presented in summary form to the Policy and Board Governance Committee for discussion and follow-up as required.

Each year the Directors perform a self assessment of their work on the Board and its Committees.  The results are compiled and provided to the Board Chair and the Chair of the Policy and Board Governance Committee.  Following this review the Chair of the Policy and Board Governance Committee meets with all directors individually to engage in a full and frank two way discussion on any issues that either wants to raise with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board.

The final piece of the review process is the compilation of a skills matrix for the Board.  As part of the review process, each Director is asked to rate their strengths in a variety of key subject areas.  This data is compiled into a matrix representing the broad board skills for current directors.  This matrix is maintained so that the Board can identify areas of weakness, if any, and address them through the recruitment of new members.

Other Matters Relating to the Board of Directors of ARC Resources

The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture which includes substantially all management matters related to the Trust or adopted by the Board.  The Board of Directors and members of management hold strategic planning sessions at least annually.  In particular, significant operational decisions and all decisions relating to:  (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board of Directors from time to time; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board of Directors of ARC Resources.  In addition, the Trustee has delegated certain matters to the Board of Directors of ARC Resources including all decisions relating to:  (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; and (iii) the determination of the amount of cash to be distributed.

The Board of Directors and its committees has access to senior management on a regular basis as Mr. Dielwart, the Chief Executive Officer, is a director and attends all meetings of the Board of Directors along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

The Board of Directors and the Policy and Board Governance Committee have developed position descriptions for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board of Directors can operate efficiently on a fully informed basis independent of management.  As such, the Chief Executive Officer reports directly to the Board of Directors.  The Board has determined that none of the directors who serve on its committees has a material relationship with ARC that could reasonably interfere with the exercise of a director’s independent judgment.  The Chairman of the Board is an independent director and, in conjunction with the Vice-Chairman, is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

The Mandate of the Board is attached as Schedule A and describes in more detail the general duties of the Board, its composition and retirement policies and other matters.

The Board, in part, performs its mandated responsibilities through the activities of its six committees: the Audit Committee, the Risk Committee, the Policy and Board Governance Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Reserve Committee, all of which are entirely comprised of independent directors.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate.  For more information relating to the background of the Audit Committee members, see “Matters to be Acted Upon at the Meeting – Election of Directors of ARC Resources”.

The Audit Committee pre-approves all non-audit services performed by the Trust’s external auditor.  The aggregate fees billed by the Trust’s external auditor for audit services in 2007 was $768,375 and in 2006 was $293,426.  In addition, there was $71,724 in 2007 and $444,200 in 2006 billed by the Trust’s external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Trust’s financial statements.  These services for the fiscal years ended December 31, 2006 and 2007 also included the French translation of certain publicly filed financial documents.

The external auditor also billed $139,780 in 2007 and $158,195 in 2006 for municipal property tax compliance, tax advice and tax planning.

Code of Business Conduct and Ethics

ARC Resources has adopted and distributed to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of the Trust’s assets, reporting of illegal or unethical behaviour and other matters.  Employees are required to contact the Chair of the Audit Committee in relation to any concerns as to questionable accounting, auditing or financial reporting.  The code specifically addresses standards of conduct for senior financial officers and requires a quarterly affirmation of compliance.  The code is available on the Trust’s website at www.arcresources.com.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from directors or senior officers of ARC Resources or directors or senior officers of ARC Resources or the Trustee to the Trust or ARC Resources in fiscal 2006 or 2007.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors or senior officers of ARC Resources or directors and senior officers of ARC Resources, nominees for director of ARC Resources, any Unitholder who beneficially owns more than 10 per cent of the Trust Units of the Trust (or any director or executive officer of any such Unitholder), or any known associate or affiliate of such persons, in any transaction during 2007 or in any proposed transaction which has materially affected or would materially affect the Trust or ARC Resources or any of  their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of ARC Resources is not aware of any material interest of any director, senior officer or nominee for director of ARC Resources, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com.  Financial information in respect of the Trust and its affairs is provided in the Trust’s annual audited comparative financial statements for the year ended December 31, 2007 and the related management’s discussion and analysis.  Copies of the Corporation’s financial statements and related management discussion and analysis are available upon request from the Trust at 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9  (toll free number 1-888-272-4900).

OTHER MATTERS

Management of ARC Resources knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of ARC Resources on behalf of the Trust.

DATE

This Information Circular-Proxy Statement is dated March 18, 2008.

SCHEDULE “A”

The Board of Directors (the “Board”) of ARC Resources Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation, the other subsidiaries of ARC Energy Trust and ARC Energy Trust to the extent delegated to the Corporation under the Trust Indenture (together, “ARC”).  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC.  In general terms, the Board will:

(a)	in consultation with management of the Corporation, define the principal objectives of ARC;

(b)	monitor the management of the business and affairs of ARC with the goal of achieving ARC’s principal objectives as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•              require the Chief Executive Officer (the “CEO”) to present annually to the Board a longer range strategic plan and a shorter range business plan for ARC’s business, which plans must:

• be designed to achieve ARC’s principal objectives;

• identify the principal strategic and operational opportunities and risks of ARC’s business; and

• be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	identify the principal risks of the ARC’s business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

•	approve the annual operating and capital plans;

•	approve acquisitions and dispositions in excess of $25 million and all acquisitions outside of the conventional oil and gas industry, regardless of size;

•	approve the establishment of credit facilities; and

•	approve issuances of additional Trust units or other instruments to the public.

Monitoring and Acting

•	monitor ARC’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint all of the officers, including the CEO, and determine the terms of employment with ARC of all of such officers;

•	approve the distribution policy of ARC;

•	ensure systems are in place for the implementation and integrity of ARC’s internal control and management information systems;

•	monitor the “good corporate citizenship” of ARC, including compliance by ARC with all applicable safety, health and environmental laws;

•

in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of ARC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by ARC and its officers and employees; and

•	approve all matters relating to a takeover bid of ARC.

Compliance Reporting and Corporate Communications

•

ensure compliance with the reporting obligations of ARC, including that the financial performance of ARC is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

•	recommend to unitholders of ARC a firm of chartered accountants to be appointed as ARC’s auditors;

•	ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•

ensure the timely reporting of any change in the business, operations or capital of ARC that would reasonably be expected to have a significant effect on the market price or value of the Trust Units of ARC;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to unitholders on the Board’s stewardship for the preceding year;

•	establish a process for direct communications with unitholders and other stakeholders through appropriate directors, including through the whistleblower policy; and

•	ensure that ARC has in place a policy to enable ARC to communicate effectively with its unitholders and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

• appointing a Chairman of the Board who is not a member of management;

• appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

• defining the mandate of each committee of the Board and the terms of reference for the chair of each committee;

•              ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each director, each committee of the Board and its chair; and

•              establishing a system to enable any director to engage an outside adviser at the expense of ARC; and

•              review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board; and

•              review annually the adequacy and form of the compensation of directors.

Delegation

•              The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves, Human Resources and Compensation, Health, Safety and Environmental, Risk, Policy and Board Governance committees and any other committee created by the Board to assist the Board in the performance of its duties.

Composition

•              The Board shall be composed of at least seven individuals appointed by the unitholders at the Annual Meeting.

•              A majority of Board members should be independent Directors (within the meaning of section 1.4 of Multilateral Instrument 52-110) and free from any direct or indirect material relationship, being one that could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

•              Members should have or obtain sufficient knowledge of ARC and the oil and gas business to assist in providing advice and counsel on relevant issues.

•              Members shall review available materials in advance of meetings and endeavor to attend all meetings of the Board and its committees.

•              Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee following:

•      change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest;

•      change in personal circumstances which would reasonably reflect poorly on the Trust (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation); and

•      change in position or occupation of a Board member who was appointed or nominated for election to the Board on the basis of such member holding such position or occupation.

•              Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee upon reaching age 65 and annually thereafter.

•              Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee if, at any election of directors conducted by ballot at an annual meeting of Unitholders, the number of Trust Units withheld from voting for such person exceeds the number of Trust Units voted in favour of such person:

•      this requirement will not be applicable where the election involves a contested election outside of the slate nominated by the Board;

•      the Board will consider such resignation after receipt of the recommendation of the Policy and Board Governance Committee;

•      the resignation will be accepted except in situations where special circumstances would warrant the applicable member’s continuation on the Board;

•      any replacement of the resigning member will be made on the recommendation of the Policy and Board Governance Committee at the discretion of the Board; and

•      disclosure to the public of the Board decision will be made within 90 days of the applicable annual meeting.

Meetings

•              The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•              The Board shall meet at the end of its regular quarterly meetings without members of management being present.

•              Minutes of each meeting shall be prepared by the Secretary to the Board.

•              The Chief Executive Officer shall be available to attend all meetings of the Board or Committees of the Board upon invitation by the Board or any such Committee.

•              Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•              Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•              Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•              The Board shall have the authority to review any corporate report or material and to investigate activity of the Trust and to request any employees to cooperate as requested by the Board.

•              The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of ARC.